news release

Zi Corporation's Decuma Japanese Handwriting
Technology Selected for New Motorola 3G Smartphone

Agreement Illustrates Further Success for Zi in Japanese Mobile Market with the new FOMA M1000 Smartphone

TOKYO, LONDON and CALGARY, AB, Canada - September 6, 2005 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced at PMN's Mobile User Experience (MEX) event in London that its advanced handwriting recognition solution, Decuma® Japanese, is embedded in the newly launched FOMA™ M1000 3G smartphone, now available through Japan's leading mobile operator NTT DoCoMo, Inc. Co-developed by NTT DoCoMo and Motorola, the FOMA M1000 is the world's first-ever WLAN-integrated W-CDMA and GSM/GPRS dual-mode smartphone, designed to attract today's increasingly mobile consumers who want connectivity on-the-go using one device.* The FOMA M1000 is manufactured by Motorola.

With its mixture of script forms, Japanese is one of the most complex writing systems in the world. The innovative Decuma Japanese handwriting recognition solution provides FOMA M1000 smartphone owners with a new and powerful interface capability that will allow them to significantly increase writing speed.

"Zi is delighted that its Decuma Japanese handwriting recognition solution is a feature of the new FOMA M1000 smartphone," commented Milos Djokovic, Zi Corporation's chief operating officer. "Until the introduction of the FOMA M1000, text entry in Japan normally required multiple taps on the phone's keypad - this will be a thing of the past thanks to Decuma Japanese."

"Decuma is already widely known in Japan through its embedded implementation on Sony Clie devices and this success has been expanded into mobile phones through our work with NTT DoCoMo and Motorola," added Djokovic.

•	Key features of the Decuma Japanese system from Zi Corporation include:
•	Support for all characters in Japanese writing: Kanji, Kana, Latin letters, numbers and punctuation
•	Recognition of Kanji characters written in non-standard stroke orders or in cursive form
•	Very low memory requirements and rapid response time
•	Easily ported recognition engine
•	Available for Windows Mobile™ for PocketPC, WINCE®, Palm OS™, Symbian™ and other platforms

The FOMA M1000 smartphone is a highly advanced mobile device that offers a wide range of functionalities. The smartphone is compatible with W-CDMA, GPRS and GSM networks worldwide and with public WLANs. It is bundled with a Microsoft Word®, Excel® and PowerPoint® compatible viewer and offers Bluetooth® capability for hands-free communication. It provides full access to the Internet through Opera 7 browser and works with POP and IMAP email and open email attachments.* The FOMA M1000 utilizes UIQ V2.1 and Symbian OS V7 operating system.

The FOMA M1000 mobile device is available now exclusively through NTT DoCoMo channels. For more information, please visit http://www.nttdocomo.co.jp or http://www.motorola.com/jp/.

To speak to Zi at PMN's Mobile User Experience (MEX) event, September 6-7, 2005 held in London, please contact Brian Dolby or Bethany Caldwell at GBCS PR on +44 (0) 115 948 6901 or email bethany@gbcspr.com or brian@gbcspr.com. For more information on MEX, visit http://pmn.co.uk/mex/.

About Zi Corporation
Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText® for one-touch predictive text entry; eZiTap™ for intelligent multi-tap entry, Decuma for natural handwriting recognition and the new Qix™ user application interface to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Certain mobile phone features may not be activated by your service provider, and/or their network settings may limit the feature's functionality. Contact your service provider for details. All features, functionality and other product specifications are subject to change without notice or obligation.

*Network and/or SIM card dependent feature, not available in all areas. Airtime, data charges, and/or additional charges may apply.

Zi, Decuma, Qix, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. FOMA is a trademark or registered trademark of NTT DoCoMo, Inc. in Japan and other countries. NTT DoCoMo's FOMA service is only available to subscribers in Japan. MOTOROLA is registered in the US Patent & Trademark Office. Microsoft Word and Microsoft Excel are product names of Microsoft Corporation. Microsoft and PowerPoint are registered trademarks of Microsoft Corporation in the U.S.A. and other countries. Bluetooth is a registered trademark of Bluetooth SIG Inc. All other trademarks are the property of their respective owners.

Media Contacts:

For Zi Corporation:

GBCS PR (European and Asian media)
Bethany Caldwell or Brian Dolby
bethany@gbcspr.com / brian@gbcspr.com
+44 (0) 115 948 6901

Keith Giannini or Laura Ackerman (North American media)
Schwartz Communications
zicorp@schwartz-pr.com
(781) 684-0770

Allen & Caron Inc (investor relations)
Jill Bertotti
jill@allencaron.com
(949) 474-4300